Yacht Finders, Inc.
122 Ocean Park Blvd., Suite 307
Santa Monica, CA 90405

October 29, 2008

By EDGAR Transmission and by USPS

Kathleen Collins
Accounting Branch Chief
U.S. Securities and Exchange Commission.
100 F Street N.E.
Washington, D.C. 20549.

Re:	Yacht Finders, Inc.
Form 10-KSB for the Year Ended December 31, 2007
Filed March 26, 2008
File # 000-52528

Form 10-QSB for the Period Ended March 31, 2008
Filed May 7, 2008
File # 000-52528

Form 10-Q for the Period Ended June 30, 2008
Filed August 8, 2008
File # 000-52528

Ladies and Gentlemen:

Further to our letter dated October 14, 2008, we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
October 29, 2008

If you would like to discuss any aspect of the foregoing or other matters, please contact Robert L. B. Diener at (310) 396-1691.

Sincerely,

YACHT FINDERS, INC

By:	/s/ Thomas W. Colligan
Thomas W. Colligan
Chief Executive Officer